                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                              IMPACT SYSTEMS, INC.
                           (NAME OF SUBJECT COMPANY)
                            ------------------------

                         VOITH SULZER ACQUISITION CORP.
                         VOITH SULZER PAPER TECHNOLOGY
                               NORTH AMERICA INC.
                                 J.M. VOITH AG
                                   (BIDDERS)
                            ------------------------

                        COMMON STOCK, WITHOUT PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                  452913 10 6
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

            PAUL BOUTHILET, VICE PRESIDENT, TREASURER AND SECRETARY
                         VOITH SULZER ACQUISITION CORP.
              C/O VOITH SULZER PAPER TECHNOLOGY NORTH AMERICA INC.
                              2200 N. ROEMER ROAD
                           APPLETON, WISCONSIN 54913
                           TELEPHONE: (920) 731-7724
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)
                            ------------------------
                                    Copy to:

                                  RALF R. BOER
                                FOLEY & LARDNER
                           777 EAST WISCONSIN AVENUE
                           MILWAUKEE, WISCONSIN 53202
                                 (414) 271-2400

                               DECEMBER 18, 1997

                           CALCULATION OF FILING FEE
          Transaction Valuation*                Amount Of Filing Fee**
--------------------------------------------------------------------------------
               $32,209,865                          $6,442
--------------------------------------------------------------------------------

 * The Transaction Valuation is calculated by multiplying $2.75, the per share tender offer price, by 11,712,678, the sum of 10,511,576 shares of Common Stock outstanding and the 1,201,102 shares of Common Stock subject to options outstanding.

 ** The amount of the filing fee, calculated in accordance with Section 14(g) and Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the aggregate shares of Common Stock purchased.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

    AMOUNT PREVIOUSLY PAID:               NONE
    FORM OR REGISTRATION NO.:             NOT APPLICABLE
    FILING PARTY:                         NOT APPLICABLE
    DATE FILED:                           NOT APPLICABLE

================================================================================

CUSIP NO. 452913 10 6

 1. NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              J.M. Voith AG
              I.R.S. No.: Not Applicable

 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (See Instructions)        (a) [ ]

                                    (b) [X]

 3. SEC USE ONLY

 4. SOURCES OF FUNDS (SEE INSTRUCTIONS)
          WC

 5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(E) OR 2(F)

                                       [ ]

 6. CITIZENSHIP OR PLACE OF ORGANIZATION:

          The Federal Republic of Germany

 7. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          11,334,706*

 8. CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                                       [ ]

 9. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
          60.3%*

10. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          CO

CUSIP NO. 452913 10 6

 1. NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Voith Sulzer Paper Technology of North America Inc.
          I.R.S. No.: Not Applicable

 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)                   (a) [ ]
                                         (b) [X]

 3. SEC USE ONLY

 4. SOURCES OF FUNDS (SEE INSTRUCTIONS)

          AF

 5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(E) OR 2(F)

                                             [ ]

 6. CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

 7. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          11,334,706*

 8. CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
    (See Instructions)                        [ ]

 9. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

          60.3%*

10. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          CO

CUSIP NO. 452913 10 6

 1. NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              Voith Sulzer Acquisition Corp.
              I.R.S. No.: Not Applicable

 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (See Instructions)               (a) [ ]
                                           (b) [X]

 3. SEC USE ONLY

 4. SOURCES OF FUNDS (SEE INSTRUCTIONS)

          AF

 5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(E) OR 2(F)

                                              [ ]

 6. CITIZENSHIP OR PLACE OF ORGANIZATION

          California

 7. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          11,334,706          *

 8. CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
          (See Instructions)                   [ ]

 9. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

          60.3%*

10. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          CO
---------------

* On December 11, 1997, Voith Sulzer Acquisition Corp. (the "Purchaser") and Voith Sulzer Paper Technology North America Inc. ("Parent") entered into Stockholder Agreements (the "Stockholder Agreements") with certain shareholders (the "Selling Shareholders") of Impact Systems, Inc. (the "Company") pursuant to which, upon the terms set forth therein, the Selling Shareholders have agreed to validly tender (and not to withdraw), in accordance with the terms of the tender offer described in this statement (the "Offer"), 3,047,384 shares (excluding shares issuable upon the exercise of outstanding options) of common stock, without par value, of the Company (the "Common Stock"), owned (beneficially or of record) by the Selling Shareholders. In addition, the Selling Shareholders have granted the Purchaser an option to purchase all but not less than all such Shares and Parent has an irrevocable proxy to vote such Shares in favor of the Merger and related transactions and against certain other transactions. These Shares are reflected in Rows 7 and 9 in each of the tables above.

    On December 11, 1997, the Purchaser, Parent and the Company also entered into a Stock Option Agreement (the "Stock Option Agreement") pursuant to which, upon the terms set forth therein, the Company granted to the Purchaser an irrevocable option (the "Stock Option") to purchase up to the number of shares of Common Stock (the "Option Shares") that, when added to the number of shares of Common Stock owned by the Purchaser and its affiliates immediately following consummation of the Offer, would constitute 90% of the shares of Common Stock then outstanding on a fully diluted basis (assuming the issuance of the Option Shares). The maximum number of shares of Common Stock subject to the Stock Option, as reflected in Rows 7 and 9 in each of the tables above, equals 8,287,322 (which is the maximum number of authorized shares available for issuance).

    The Stockholder Agreements and the Stock Option Agreement are described in more detail in Section 10 of the Offer to Purchase dated December 18, 1997. The Purchaser, Parent and J.M. Voith AG disclaim beneficial ownership of the shares reflected in Rows 7 and 9 of the tables above.

     This joint Schedule 14D-1 Tender Offer Statement and Schedule 13D Statement (this "Statement") relates to the offer by Voith Sulzer Acquisition Corp., a California corporation (the "Purchaser") and a wholly owned subsidiary of Voith Sulzer Paper Technology North America Inc., a Delaware corporation (the "Parent"), to purchase all outstanding shares of common stock, without par value (the "Common Shares" or "Shares"), of Impact Systems, Inc., a California corporation (the "Company"), at a price of $2.75 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 18, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal are annexed hereto as Exhibits (a)(1) and (a)(2), respectively. Parent is a subsidiary of J.M. Voith AG, a corporation organized under the laws of the Federal Republic of Germany ("Voith").

ITEM 1. SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Impact Systems, Inc., a California corporation. The address of the Company's principal executive offices is 14600 Winchester Boulevard, Los Gatos, California 95030.

     (b) The class of equity securities being sought is all the outstanding Shares. The information set forth in the Introduction and Section 1 ("Terms of the Offer; Proration in Certain Circumstances; Expiration Date") of the Offer to Purchase is incorporated herein by reference.

     (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market set forth in Section 6 ("Price Range of Shares; Dividends on Shares") of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

     (a) -- (d) and (g) This Statement is being filed by or on behalf of the Purchaser, Parent and Voith. The information concerning the name, state or other place of organization, principal business and address of the principal office of each of the Purchaser, Parent, Voith and Familiengesellschaft J.M. Voith GbR ("Familiengesellschaft"), and the information concerning the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment or occupation is contracted, material occupations, positions, offices or employments during the last five years and citizenship of each of the executive officers and directors of the Purchaser, Voith and Familiengesellschaft are set forth in the Introduction, Section 8 ("Certain Information Concerning the Purchaser, Parent, Voith and Familiengesellschaft") and Schedule I ("Directors and Executive Officers of Familiengesellschaft, Voith and the Purchaser") of the Offer to Purchase and are incorporated herein by reference.

     (e) and (f) During the last five years, none of the Purchaser, Parent, Voith and Familiengesellschaft, nor, to the best knowledge of the Purchaser, Parent, Voith and Familiengesellschaft, the persons listed in Schedule I ("Directors and Executive Officers of Familiengesellschaft, Voith and the Purchaser") of the Offer to Purchase, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) and (b) The information set forth in the Introduction, Section 7 ("Certain Information Concerning the Company"), Section 8 ("Certain Information Concerning the Purchaser, Parent, Voith and Familiengesellschaft"), Section 9 ("Background of the Offer"), Section 10 ("The Merger Agreement and Related Documents") and Section 11 ("Purpose of the Offer; Plans for the Company After the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) and (b) The information set forth in Section 12 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a) and (b) The information set forth in the Introduction, Section 9 ("Background of the Offer"), Section 10 ("The Merger Agreement and Related Documents") and Section 11 ("Purpose of the Offer; Plans for the Company After the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 10 ("The Merger Agreement and Related Documents") of the Offer to Purchase is incorporated herein by reference.

     (d) and (e) The information set forth in Section 9 ("Background of the Offer"), Section 10 ("The Merger Agreement and Related Documents"), Section 11 ("Purpose of the Offer; Plans for the Company After the Offer and the Merger") and Section 14 ("Dividends and Distributions") of the Offer to Purchase is incorporated herein by reference.

     (f) and (g) The information set forth in Section 11 ("Purpose of the Offer; Plans for the Company After the Offer and the Merger") and Section 13 ("Effect of the Offer on the Market for the Shares; Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) and (b) The information set forth in the Introduction, Section 8 ("Certain Information Concerning the Purchaser, Parent, Voith and
Familiengeschaft") and Section 9 ("Background of the Offer") of the Offer to Purchase and the Stockholder Agreements and the Stock Option Agreement, copies of which are attached hereto as Exhibits (c)(2), (c)(3) and (c)(4), respectively, are incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the Introduction, Section 8 ("Certain Information Concerning the Purchaser, Parent, Voith and Familiengeschaft"),
Section 9 ("Background of the Offer"), Section 10 ("The Merger Agreement and Related Documents") and Section 11 ("Purpose of the Offer; Plans for the Company After the Offer and the Merger") of the Offer to Purchase and the Stockholder Agreements and the Stock Option Agreement, copies of which the attached hereto as Exhibits (c)(2), (c)(3) and (c)(4), respectively, are incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the Introduction, Section 9 ("Background of the Offer") and Section 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in Section 8 ("Certain Information Concerning the Purchaser, Parent, Voith and Familiengeschaft") of the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

     (a) The information set forth in Section 7 ("Certain Information Concerning the Company"), Section 8 ("Certain Information Concerning the Purchaser, Parent, Voith and Familiengeschaft"), Section 10 ("The

Merger Agreement and Related Documents") and Section 11 ("Purpose of the Offer; Plans for the Company After the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.

     (b), (c) and (e) The information set forth in Section 10 ("The Merger Agreement and Related Documents") and Section 16 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 10 ("The Merger Agreement and Related Documents") Section 11 ("Purpose of the Offer; Plans for the Company After the Offer and the Merger") and Section 13 ("Effect of the Offer on the Market for the Shares; Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

 (a)(1)   -- Form of Offer to Purchase dated December 18, 1997.
 (a)(2)   -- Form of Letter of Transmittal.
 (a)(3)   -- Form of Notice of Guaranteed Delivery.
 (a)(4)   -- Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
             Nominees.
 (a)(5)   -- Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
             Companies and Other Nominees.
 (a)(6)   -- Guidelines for Certification of Taxpayer Identification Number on Substitute Form
             W-9.
 (a)(7)   -- Text of Joint Press Release issued by Parent and the Company on December 12, 1997.
 (a)(8)   -- Summary Advertisement dated December 18, 1997.
    (b)   -- Not applicable.
 (c)(1)   -- Agreement and Plan of Merger among Parent, the Purchaser and the Company dated
             December 11, 1997.
 (c)(2)   -- Stockholder Agreement among Parent, the Purchaser and Elsag International N.V.
             dated December 11, 1997.
 (c)(3)   -- Stockholder Agreement among Parent, the Purchaser and Kenneth P. Ostrow dated
             December 11, 1997.
 (c)(4)   -- Stock Option Agreement among Parent, the Purchaser and the Company dated December
             11, 1997.
 (c)(5)   -- Noncompetition Agreement between Parent and Kenneth P. Ostrow dated December 11,
             1997.
    (d)   -- Not applicable.
    (e)   -- Not applicable.
    (f)   -- Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 18, 1997

                                          VOITH SULZER ACQUISITION CORP.

                                          By:      /s/ PAUL BOUTHILET

                                            ------------------------------------
                                            Title: Vice President, Treasurer and
                                              Secretary

                                          VOITH SULZER PAPER TECHNOLOGY
                                          NORTH AMERICA INC.

                                          By:      /s/ PAUL BOUTHILET

                                            ------------------------------------
                                            Title: Chief Financial Officer and
                                              Secretary

                                            J.M. VOITH AG

                                          By:        /s/ HANS MULLER

                                            ------------------------------------
                                            Title: Member of Corporate
                                              Management Board

                                 EXHIBIT INDEX

EXHIBIT
NUMBER   DESCRIPTION
------   ------------------------------------------------------------------------------------
(a)(1)   Form of Offer to Purchase dated December 18, 1997.
(a)(2)   Form of Letter of Transmittal
(a)(3)   Form of Notice of Guaranteed Delivery
(a)(4)   Form of Letter to Brokers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)   Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
         Companies and Other Nominees.
(a)(6)   Guidelines for Certification of Taxpayer Identification Number on Substitute Form
         W-9.
(a)(7)   Text of Joint Press Release issued by Parent and the Company on December 12, 1997.
(a)(8)   Summary Advertisement dated December 18, 1997.
(b)      Not applicable.
(c)(1)   Agreement and Plan of Merger among Parent, the Purchaser and the Company dated
         December 11, 1997.
(c)(2)   Stockholder Agreement among Parent, the Purchaser and Elsag International N.V. dated
         December 11, 1997.
(c)(3)   Stockholder Agreement among Parent, the Purchaser and Kenneth P. Ostrow dated
         December 11, 1997.
(c)(4)   Stock Option Agreement among Parent, Purchaser and the Company dated December 11,
         1997.
(c)(5)   Noncompetition Agreement between Parent and Kenneth P. Ostrow dated December 11,
         1997.
(d)      Not applicable.
(e)      Not applicable.
(f)      Not applicable.